UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securites and Exchange Act of 1934
(Amendment No. 7)*

Alon USA Energy, Inc.
(Name of Issuer)

Common Stock, par Value $0.01 per share
(Title of Class of Securities)

020520102
(CUSIP Number)

Paul Eisman 7616 LBJ Freeway, Suite 300 Dallas, Texas 75251
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 15, 2011
(Date of Event wihich Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on Following Pages)

CUSIP NO. 020520102

1	Name of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only).
Alon Israel Oil Company, Ltd.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3	SEC Use Only

4	Source of Funds (See Instructions)
WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐
6	Citizenship or Place of Orgnization
Israel
Number of Shares Beneficially Owned by Each Reporting Person With			7	Sole Voting Power
42,970,127
			8	Shared Voting Power
0
			9	Sole Dispositive Power
42,970,127
			10	Shared Dispositive Power
0
11	Aggregate Amount Beneficially Owned by Each Reporting Person
42,970,127
12	Chek if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instuructions)			☐
13	Percent of Class Represented by Amount in Row (11)
70.41% based on 61,082,342* shares outstanding
14	Type of Reporting Person (See Instuructions)
HC
*Includes 55,835,392 shares of Common Stock outstanding as of July 1, 2011 and 5,192,950 shares of Common Stock to be issued upon conversion of all the Issuer's Series A Preferred Stock held by Alon Israel (but not including conversion by other Series A Preferred Stock holders) based on the conversion price as of July 1, 2011.

Amendment No. 7 to Schedule 13D
This is Amendment No. 7 (“Amendment No. 7”) to the Statement on Schedule 13D (as previously amended, the “Schedule 13D”) filed by Alon Israel Oil Company, Ltd., an Israeli limited liability company (“Alon Israel”), on August 22, 2008, as amended by that Amendment No. 1 to the Schedule 13D filed on August 25, 2008, as amended by that Amendment No. 2 to Schedule 13D filed on September 8, 2008, as amended by that Amendment No. 3 to the Schedule 13D filed on September 23, 2009, as amended by that Amendment No. 4 to the Schedule 13D filed on January 5, 2010, as amended by that Amendment No. 5 to the Schedule 13D filed on November 2, 2010, as amended by that Amendment No. 6 to the Schedule 13D filed on May 6, 2011 relating to the shares of Common Stock, par value $0.01 per share (the “Common Stock”), of Alon USA Energy, Inc. (the “Issuer”).
Item 3. Source and Amount of Funds or Other Consideration.
Item 3 is hereby amended by adding the following:
On September 17, 2009, Alon Israel entered into an agreement with Africa Israel Trade & Agencies Ltd., one of its shareholders ( “Africa Israel”), pursuant to which Alon Israel acquired 2,200,428 shares of its outstanding common stock in exchange for (i) 2,579,774 shares of the Common Stock, (ii) an option exercisable for no additional consideration by Africa Israel to acquire up to 3,675,539 shares of the Common Stock and (iii) an option exercisable by Africa Israel to acquire approximately 7% of the outstanding shares of an unrelated subsidiary of Alon Israel. On July 15, 2011, the parties effectuated the transfer of 3,673,889 shares of the Common Stock under the option described in (ii) above. The disposition of 3,673,889 shares of the Common Stock was a transfer of over 1% of Alon Israel's ownership in the Issuer.
Item 5. Interest in Securities of the Issuer.
Item 5 is hereby amended by replacing the first paragraph in its entirety with the following:
The Issuer is believed to have 55,835,392 shares of Common Stock outstanding as of July 1, 2011. Alon Israel beneficially owns 42,970,127 shares of Common Stock. The 42,970,127 shares consists of 37,777,177 shares of Common Stock held directly by Alon Israel, and 5,192,950 shares of Common Stock underlying the 3,500,000 shares of the Issuer's Preferred Stock held by Alon Israel based on the conversion price as of July 1, 2011. Assuming conversion of all the shares of the Issuer's Preferred Stock held by Alon Israel (but not including conversion by other Series A Preferred Stock holders), Alon Israel would own approximately 70.41% of the outstanding Common Stock and would have sole power to vote or to direct the vote and sole power to dispose of or to direct the disposition of 42,970,127 shares.
Item 5 is hereby amended by deleting the last paragraph in its entirety and replacing it with the following:
Mr. David Wiessman, the President and Chief Executive Officer of Alon Israel, beneficially owns 2,937,408 shares of Common Stock comprised of (a) 123,711 shares of Common Stock underlying the Warrants assigned to Mr. Wiessman by Alon Israel (the “Wiessman Warrants”); (b) a right to exchange a 2.71% ownership interest in Alon Israel held in trust by Eitan Shmueli, as trustee, of which Mr. Wiessman is the sole beneficiary, for a 2.71% ownership interest in certain subsidiaries of Alon Israel, including the Issuer, which if exercised in full as of July 1, 2011 (and assuming the exercise of the Wiessman Warrants by Mr. Wiessman but not by any other Warrant holders) would represent 1,516,492 shares of Common Stock and (c) 1,297,205 shares of Common Stock held by Mr. Wiessman. Other than Mr. Wiessman, none of Alon Israel's directors or executive officers beneficially own any shares of Common Stock.

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	July 15, 2011	By:	/s/ David Wiessman
David Wiessman
President and Chief Executive Officer
The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations
(See 18 U.S.C. 1001).